TENTH AMENDMENT
TO THE
HEWLETT-PACKARD COMPANY
401(k) PLAN
(Amended and Restated Effective June 2, 2000)

        The Hewlett-Packard Company 401(k) Plan (the “Plan”) is hereby amended effective as of January 1, 2004 (except where otherwise noted), as follows:

1.     Section 3(a)(i) is hereby amended to read as follows:

    “(i)        Upon initially becoming an Eligible Employee, a Participant shall be deemed to elect to make Deferred Contributions at the rate of three percent (3%) of the Participant’s subsequently earned Covered Compensation (and have those Deferred Contributions invested in the Stable Value Fund, until an alternative investment election is received) effective on the first day on which such Participant commences participation in the Plan, by failing to make an election in the manner prescribed by the Company; or”

2.     Section 7(a) is hereby amended to read as follows:

    “(a)        Accounts. The following Accounts, as appropriate, shall be maintained for a Participant:

(i)	A “Deferred Contribution Account” consisting of each Participant’s share of Deferred Contributions and the realized or unrealized investment income, gains, losses and expenses allocable thereto; and

(ii)	A “Rollover Contribution Account” consisting of each Participant’s share of Rollover Contributions and the realized or unrealized investment income, gains, losses and expenses allocable thereto.”

3.	Section 8(a) is hereby amended to read as follows:

    “(a)        Investment Funds. Except as provided in Sections 8(a)(i) with respect to the Stock Fund and 8(a)(ii) with respect to the Agilent Stock Fund, the Trust Fund shall be composed of such Funds as the Company shall make available from time to time and the Company may change the available Funds at any time in its sole discretion by adding Funds, removing Funds, or changing Funds. Notwithstanding the prior sentence, such Funds shall include, but not be limited to, the following:

    (i)        The Stock Fund. The Stock Fund shall be invested and reinvested primarily in Stock, except that small amounts of cash held in the Stock Fund may be invested and reinvested in interest-bearing short-term debt obligations, money market instruments, savings accounts or similar investments. The Stock Fund shall consist of all Stock Fund investments held by the Trustee and all cash held by the Trustee which is derived from dividends, interest or other income from Stock Fund investments, Deferred Contributions, Regular Company Contributions and Rollover Contributions to be invested in the Stock Fund, and proceeds from the sale or redemption of Stock Fund investments. The cash shall be invested as provided in this Paragraph (i).

In the absence of any direction by the Company, the Trustee shall select the time, price, amount and manner of a purchase of Stock for the Stock Fund and any broker, dealer or private seller through or from which a purchase of Stock is made. The Trustee in its discretion may purchase Stock that was distributed to a Participant or Beneficiary at the closing price of Stock as quoted on the New York Stock Exchange for the business day on which the Trustee receives a written offer to sell. No commission shall be paid in connection with any such purchase.

    (ii)        The Agilent Stock Fund. The Agilent Stock Fund shall be invested and reinvested primarily in Agilent Stock, except that small amounts of cash held in the Agilent Stock Fund may be invested and reinvested in interest-bearing short-term debt obligations, money market instruments, savings accounts or similar investments. The Agilent Stock Fund shall consist of all Agilent Stock Fund investments held by the Trustee and all cash held by the Trustee which is derived from dividends, interest or other income from Agilent Stock Fund investments, and proceeds from the sale or redemption of Agilent Stock Fund investments. The cash shall be invested as provided in this Paragraph (ii).

In the absence of any direction by the Company, and to the extent necessary to maintain the Agilent Stock Fund as described in this Section 8(a)(ii), the Trustee shall select the time, price, amount and manner of a purchase of Agilent Stock for the Agilent Stock Fund and any broker, dealer or private seller through or from which a purchase of Agilent Stock is made. The Trustee in its discretion may purchase Agilent Stock that was distributed to a Participant or Beneficiary at the closing price of Agilent Stock as quoted on the New York Stock Exchange for the business day on which the Trustee receives a written offer to sell. No commission shall be paid in connection with any such purchase.”

4.     Section 8(d) is hereby amended to read as follows:

    “(d)        No Investment Directions. A Participant’s combined Deferred Contributions, share of Regular Company Contributions and contributions pursuant to Sections 13(l) and 13(m) shall be invested in the Stable Value Fund in the event that the Participant fails to direct their investment.”

5.     Section 14(b) is hereby amended to read as follows:

    “(b)        Named Fiduciary for Management of Plan Assets. Subject to Sections 8(a)(i) with respect to the Stock Fund and 8(a)(ii) with respect to the Agilent Stock Fund, the Company is the named fiduciary with respect to the control and management of the assets of the Plan.”

6.     Section 19(ii) is hereby amended to read as follows:

    “(ii)        “Trust Agreement” means that certain trust agreement last amended and restated effective December 31, 2003, by and between the Company and Fidelity Management Trust Company, as it may be amended from time to time, providing for the receipt and investment of contributions under the Plan, and any successor or additional trust agreement between the Company and a Trustee or Trustees. To the extent not inconsistent, the terms of the Trust Agreement are incorporated herein by reference.”

This Tenth Amendment is hereby adopted this 17th day of July, 2004.

HEWLETT-PACKARD COMPANY
By: /s/ Marcela Perez de Alonso
Marcela Perez de Alonso Executive Vice President Human Resources and Workforce Development